RECEIVED
2010 APR 14 A 8:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE





WashTec AG • Argonstrasse 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

April 1, 2010

Re: *Washtec AG*
Exemption Number: 82-04888

SUPPL

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of **April 1st, 2010** regarding the start of own operations in Australia (**"WashTec starts its own operations in Australia"**).
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. F. Fitter

p.o. Florian Fitter

WashTec AG | Argonstrasse 7 • D-86153 Augsburg, Germany, Telefon: +49 (0) 821/5584-0, Telefax: +49 (0) 821/5584-1204, Internet: www.washtec.de | Management Board: Thorsten Krüger (Spokesman), Christian Bernert | Chairman of the Supervisory Board: Michael Busch | Banking Details: Deutsche Bank Augsburg, BLZ: 720 700 01, Kto.-Nr.: 024261000 | Registered Office: Augsburg, HRB 81 Commercial Register Augsburg

4/14



Press release

WashTec starts its own operations in Australia

Augsburg, April 1, 2010 – WashTec, the world leader in providing car wash equipment and services, has founded its own subsidiary "WashTec Australia Pty Ltd" and has started direct sales and service operations in Australia. The headquarters of WashTec Australia are located in Sydney.

Thorsten Krüger, CEO of WashTec AG, on the reasoning and timing for this move:
"The economical downturn has affected the Australian market similarly to other markets and caused our non-exclusive distributor, CK Group Australia, to exit the car wash business in March.

The Australian car wash market is attractive and well established with a WashTec installed base of several hundred machines. The car wash business continues to be profitable for most operators and we are committed to support our existing customers with quality service and equipment. WashTec Australia, as all our direct operations world-wide, will focus on these core competencies: providing its customers with the equipment and services they need for a profitable car wash business.

This investment into the Australian market will on the short-term secure our ongoing equipment sales as well as high product availability for our customers in this region. In the mid-term this will further strengthen our global presence, word-wide market-leadership and relationship to large accounts."

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Board of management:
Thorsten Krüger (spokesman)
Christian Bernert

Chairman of supervisory board:
Michael Busch

HRB 81
commercial register Augsburg